UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUN MICROSYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase shares of common stock, par value $0.001 per share
(Title of class of securities)

866810-20-43

(CUSIP number of class of securities)
(Underlying common stock)

Michael A. Dillon
Executive Vice President, General Counsel and Corporate Secretary
Sun Microsystems, Inc.

4150 Network Circle

Santa Clara, CA  95054
(650) 960-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Joseph G. Connolly, Jr.

Julie A. Bell

Hogan & Hartson L.L.P.

555 Thirteenth Street NW

Washington DC  20004

(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$452,575	$13.89

*

The “transaction valuation” set forth above is as of November 14, 2007, based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 88,737 shares of common stock, par value $0.001 per share, of Sun Microsystems, Inc. will be amended pursuant to this offer, which may not occur.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Amend, dated November 16, 2007, attached as Exhibit (a)(1) (the “Offer to Amend”), is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)   Name and Address.  The name of the issuer is Sun Microsystems, Inc., a Delaware corporation (“Sun” or the “Company”).  The address of its principal executive offices is 4150 Network Circle, Santa Clara, CA 95054, and its telephone number is (650) 960-1300. The information set forth in the Offer to Amend under Section 10—“Information Concerning Sun” is incorporated herein by reference.

(b)   Securities.   This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend) held by individuals subject to taxation in the United States, so that they may avoid potential adverse tax consequences under the Internal Revenue Code Section 409A. Each eligible participant may elect to amend each of his or her Eligible Options by either (i) increasing the exercise price per share of the Company’s common stock, par value $0.001 per share (“Sun common stock”), purchasable thereunder to the fair market value of the underlying common stock on the grant measurement date (as defined in the Offer to Amend), or (ii) revising the exercise period of the Eligible Option such that the option will only be exercisable during calendar year 2008 (beginning January 1, 2008 through December 31, 2008), all upon the terms and subject to the conditions set forth in the Offer to Amend and the related form of Letter of Transmittal attached as Exhibit (a)(3) (the “Letter of Transmittal” and, together with the Offer to Amend, as they may be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 12:00 midnight, Eastern Time, on December 14, 2007 but may be extended (the “Expiration Date”).  As of November 14, 2007, Eligible Options to purchase 84,041 shares of Sun common stock were outstanding.

The following information set forth in the Offer to Amend is incorporated herein by reference:

•                  on the introductory pages and under “Summary Term Sheet;”

•                  Section 1—“Eligible Participants; Eligible Options; Amendment; Expiration Date; Additional Considerations;”

•                  Section 3—“Status of Eligible Options Not Amended;”

•                  Section 6—“Acceptance of Eligible Options for Amendment;” and

•                  Section 9—“Source and Amount of Consideration; Terms of Amended Eligible Options; Terms of the Plans.”

(c)   Trading and Market Price.  The information set forth in the Offer to Amend under Section 8—“Price Range of Sun Common Stock Underlying the Options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)   Name and Address.  The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Amend (“Information Concerning the Directors and Executive Officers of Sun Microsystems, Inc.”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)   Material Terms.  The following information set forth in the Offer to Amend is incorporated herein by reference:

•                  on the introductory pages and under “Summary Term Sheet;”

•                  Section 1—“Eligible Participants; Eligible Options; Amendment; Expiration Date; Additional Considerations;”

•                  Section 2—“Purpose of the Offer;”

•                  Section 3—“Status of Eligible Options Not Amended;”

•                  Section 4—“Procedures for Accepting the Offer to Amend Eligible Options;”

•                  Section 5—“Withdrawal Rights;”

•                  Section 6—“Acceptance of Eligible Options for Amendment;”

•                  Section 7—“Conditions of the Offer;”

•                  Section 9—“Source and Amount of Consideration; Terms of Amended Eligible Options; Terms of the Plan;”

•                  Section 12—“Accounting Consequences of the Offer;”

•                  Section 13—“Legal Matters; Regulatory Approvals;”

•                  Section 14—“Material U.S. Federal Income Tax Consequences;”

•                  Section 15—“Extension of the Offer; Termination; Amendment;” and

•                  Section 18—“Miscellaneous.”

(b)   Purchases.  The information set forth in the Offer to Amend under Section 11—“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a)  Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Amend under Section 11—“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference. The stock plans, pursuant to which the Eligible Options have been granted, are incorporated herein by reference as Exhibits (d)(1)-(d)(3), respectively, and contain information regarding the subject securities:

•                  Sun Microsystems, Inc. Equity Compensation Acquisition Plan;

•                  Pirus Networks, Inc. 2000 Stock Option Plan; and

•                  Waveset Technologies, Inc. Amended and Restated 2000 Stock Plan.

Item 6. Purposes of the Transactions and Plans or Proposals.

(a) Purposes.  The information set forth in the Offer to Amend under Section 2—“Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.  The information set forth in the Offer to Amend under Section 6—“Acceptance of Eligible Options for Amendment” and Section 12—“Accounting Consequences of the Offer” is incorporated herein by reference.

(c) Plans.  The information set forth in the Offer to Amend under Section 1—“Eligible Participants; Eligible Options; Amendment; Expiration Date; Additional Considerations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.  The information set forth in the Offer to Amend under Section 9—“Source and Amount of Consideration; Terms of Amended Eligible Options; Terms of the Plan” and Section 16—“Fees and Expenses” is incorporated herein by reference.

(b)   Conditions.  The information set forth in the Offer to Amend under Section 7—“Conditions of the Offer” is incorporated herein by reference.

(c)   Borrowed Funds.  Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)    Securities Ownership.  The information set forth in the Offer to Amend under Section 11—“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference.

(b)   Securities Transactions.  The information set forth in the Offer to Amend under Section 11—“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.  Not applicable.

Item 10. Financial Statements.

(a)   Financial Information.  The information set forth in the Offer to Amend under Section 10—“Information Concerning Sun” and Section 17—“Additional Information” is incorporated herein by reference.  Item 8—“Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2007, Part 1—“Financial Information” of the Company’s Quarterly Report on Form 10-Q for its first fiscal quarter ended September 30, 2007, filed with the SEC on November 7, 2007, and the Company's Current Report on Form 8-K, filed with the SEC on November 9, 2007, are each also incorporated herein by reference.

(b)   Pro Forma Information.  Not applicable.

(c)  Summary Information.  The information set forth in the Offer to Amend under Section 10—“Information Concerning Sun” is incorporated herein by reference.

Item 11. Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Amend under Section 11—“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers” and Section 13—“Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)   Other Material Information.  Not applicable.

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Amend, dated November 16, 2007.

(a)(2)	Cover memo, dated November 16, 2007.

(a)(3)	Letter of Transmittal.

(a)(4)	Withdrawal Form.

(a)(5)	Form of Reminder of Expiration Date.

(a)(6)	Form of Notice of Amendment of Eligible Options.

(a)(7)	The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2007 (incorporated herein by reference).

(a)(8)	The Company’s Quarterly Report on Form 10-Q for the first fiscal quarter ended September 30, 2007, filed with the SEC on November 7, 2007 (incorporated by reference).

(a)(9)	The Company's Current Report on Form 8-K, filed with the SEC on November 9, 2007 (incorporated by reference).

(b)	Not applicable.

(d)(1)	Sun Microsystems, Inc. Equity Compensation Acquisition Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2007).

(d)(2)	Pirus Networks, Inc. 2000 Stock Option Plan (incorporated herein by reference to Exhibit 4.1 to Sun’s Form S-8 filed with the SEC on November 20, 2002).

(d)(3)	Waveset Technologies, Inc. Amended and Restated 2000 Stock Plan (incorporated herein by reference to Exhibit 4.1 to Sun’s Form S-8 filed with the SEC on January 16, 2004).

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

(a)   Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SUN MICROSYSTEMS, INC.

By:	/s/ Craig D. Norris
Craig D. Norris
Vice President, Corporate Law

Date:	November 16, 2007

INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)	Offer to Amend, dated November 16, 2007.

(a)(2)	Cover Memo, dated November 16, 2007.

(a)(3)	Letter of Transmittal.

(a)(4)	Withdrawal Form.

(a)(5)	Form of Reminder of Expiration Date.

(a)(6)	Form of Notice of Amendment of Eligible Options.

(a)(7)	The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2007 (incorporated herein by reference).

(a)(8)	The Company’s Quarterly Report on Form 10-Q for the first fiscal quarter ended September 30, 2007, filed with the SEC on November 7, 2007 (incorporated by reference).

(a)(9)	The Company's Current Report on Form 8-K, filed with the SEC on November 9, 2007 (incorporated by reference).

(b)	Not applicable.

(d)(1)	Sun Microsystems, Inc. Equity Compensation Acquisition Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2007).

(d)(2)	Pirus Networks, Inc. 2000 Stock Option Plan (incorporated herein by reference to Exhibit 4.1 to Sun’s Form S-8 filed with the SEC on November 20, 2002).

(d)(3)	Waveset Technologies, Inc. Amended and Restated 2000 Stock Plan (incorporated herein by reference to Exhibit 4.1 to Sun’s Form S-8 filed with the SEC on January 16, 2004).

(g)	Not applicable.

(h)	Not applicable.